DUNDEE CORPORATION RENEWS ITS NORMAL COURSE ISSUER BID

FOR IMMEDIATE RELEASE

March 30, 2005 - Dundee Corporation (DBC.SV.A - TSX) today announced that purchases of a maximum of 1,209,756 of its class A subordinate voting shares (“Subordinate Voting Shares”), representing approximately 5% of the 24,195,118 issued and outstanding Subordinate Voting Shares, by means of a normal course issuer bid through the facilities of The Toronto Stock Exchange (“TSX”), will commence on April 1, 2005 and will terminate no later than March 31, 2006. The purchases will be made in accordance with the Policies and rules of the TSX. The price paid for any Subordinate Voting Shares acquired will be the market price at the time of purchase and all Subordinate Voting Shares purchased under the bid will be cancelled.

Dundee Corporation purchased an aggregate of 67,228 Subordinate Voting Shares at an average price of $24.96 per share through the facilities of the TSX under a normal course issuer bid which commenced on April 1, 2004 and will expire March 31, 2005.

Dundee Corporation believes that the purchase of its Subordinate Voting Shares at current market values represents a good long-term investment for the Company.

For further information please contact:

Joanne Ferstman
Executive Vice-President, Chief Financial
Officer and Corporate Secretary
(416) 365-5010

A copy of the Notice may be obtained upon request from the Secretary of the Corporation, without charge.